POLSKA TELEFONIA CYFROWA SP. Z O.O.

CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE AND THREE MONTH PERIODS ENDED

SEPTEMBER 30, 2002 AND SEPTEMBER 30, 2001

#

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

 Condensed Consolidated Statements of Operations

for the nine and three month periods ended September 30, 2002 and September 30, 2001

(in thousands of PLN)

Notes		Nine month period ended September 30, 2002 (unaudited)	Three month period ended September 30, 2002 (unaudited)	Nine month period ended September 30, 2001 (unaudited)	Three month period ended September 30, 2001 (unaudited)

Net sales	5	3,637,091	1,315,844	3,193,425	1,152,197

Cost of sales	6	(2,276,342)	(867,891)	(1,917,295)	(678,323)
		--------------------	-------------------	--------------------	--------------------
Gross margin		1,360,749	447,953	1,276,130	473,874

Operating expenses	6	(580,531)	(181,911)	(583,168)	(186,707)
		------------------	------------------	-------------------	-------------------
Operating profit		780,218	266,042	692,962	287,167

Non-operating items
Interest and other financial income		217,601	121,855	48,040	73,118
Interest and other financial expenses		(802,393)	(291,856)	(539,686)	(564,926)
		------------------	-------------------	------------------	-------------------
Profit/(loss) before taxation		195,426	96,041	201,316	(204,641)

Taxation benefit/(charge)		(53,253)	(19,324)	(1,394)	52,473
		------------------	------------------	------------------	------------------
Net profit/(loss) for the period		142,173	76,717	199,922	(152,168)
		===========	===========	===========	===========

The accompanying notes are an integral part of these

condensed consolidated financial statements.

- # -

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

 Condensed Consolidated Balance Sheets

as at September 30, 2002 and December 31, 2001

(in thousands of PLN)

	Notes	As at September 30, 2002 (unaudited)	As at December 31, 2001 (reclassified)
Current assets
Cash and cash equivalents		16,215	36,511
Short-term investments and other financial assets		18,416	98,278
Debtors and prepayments		666,993	538,822
Inventory		154,257	167,114
		----------------	----------------
		855,881	840,725
Long-term assets
Tangible fixed assets, net	7	3,512,338	3,783,810
Intangible fixed assets, net	8	2,620,168	2,412,810
Financial assets		139,614	105,985
Deferred costs and other long-term assets		75,274	74,123
		--------------------	--------------------
		6,347,394	6,376,728
		--------------------	--------------------
Total assets		7,203,275	7,217,453
		===========	===========
Current liabilities
Accounts payable		183,159	286,621
Amounts due to State Treasury		105,795	46,184
Interest-bearing liabilities	9	168,760	190,429
Accruals		258,365	123,686
Deferred income and other liabilities		193,304	224,260
		-----------------	-----------------
		909,383	871,180
Long-term liabilities
Interest-bearing liabilities	9	4,850,536	5,083,933
Non-interest-bearing liabilities		116,051	193,822
Deferred tax liability, net		116,826	52,121
Provisions for liabilities and charges		26,368	20,652
		-------------------	-------------------
		5,109,781	5,350,528
		--------------------	--------------------
Total liabilities		6,019,164	6,221,708
		--------------------	--------------------
Capital and reserves
Share capital		471,000	471,000
Additional paid-in capital		409,754	409,754
Hedge reserve		(50,762)	(96,955)
Accumulated profit		354,119	211,946
		--------------------	--------------------
		1,184,111	995,745
		--------------------	--------------------
Total equity and liabilities		7,203,275	7,217,453
		===========	===========

The accompanying notes are an integral part of these

condensed consolidated financial statements.

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

 Condensed Consolidated Statements of Cash Flows

for the nine month periods ended September 30, 2002 and September 30, 2001

(in thousands of PLN)

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

 Condensed Consolidated Statements of Cash Flows

for the nine month periods ended September 30, 2002 and September 30, 2001

(in thousands of PLN)

	Nine month period ended September 30, 2002 (unaudited)	Nine month period ended September 30, 2001 (unaudited) (reclassified)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net profit before taxation	195,426	201,316
Adjustments for:
Depreciation and amortization	694,586	541,551
Charge to provision and write-offs of doubtful debtors	15,595	52,619
Charge to provision for inventory	5,860	(1,317)
Other provisions long-term	5,716	1,790
Foreign exchange losses, net and changes in financial instruments fair value	235,495	125,185
(Gain)/loss on disposal of tangibles and intangibles	8,984	(4,496)
Interest expense, net	349,296	364,481
	--------------------	------------------
Operating cash flows before working capital changes	1,510,958	1,281,129

Decrease in inventory	6,997	22,701
Increase in debtors, prepayments and deferred cost	(146,754)	(103,146)
Increase in trade payables and accruals	252,477	103,963
	--------------------	------------------
Cash from operations	1,623,678	1,304,647

Interest paid	(373,266)	(365,577)
Interest received	9,656	21,711
Income taxes paid	(850)	(783)
Realization of financial instruments	(16,038)	(99,590)
	-------------------	------------------
Net cash from operating activities	1,243,180	860,408

CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchases of intangible fixed assets	(176,298)	(1,246,473)
Purchases of tangible fixed assets	(418,243)	(992,706)
Proceeds from short- and long-term investments, net	91,456	83,452
Proceeds from sale of equipment and intangibles	16,734	23,753
	------------------	------------------
Net cash used in investing activities	(486,351)	(2,131,974)

CASH FLOWS (USED IN)/FROM FINANCING ACTIVITIES:
Net proceeds from/(repayment of) Bank Credit Facilities	(152,222)	1,430,651
Repayment of Loan Facility	-	(836,158)
Proceeds from/(redemption of) the Notes	(655,621)	704,141
Net change in overdraft facility	30,182	(36,342)
	-------------------	------------------
Net cash (used in)/from financing activities	(777,661)	1,262,292

Net decrease in cash and cash equivalents	(20,832)	(9,274)

Effect of foreign exchange changes on cash and cash equivalents	536	(384)

Cash and cash equivalents at beginning of period	36,511	29,465
	-----------------	----------------
Cash and cash equivalents at end of period	16,215	19,807
	==========	=========

The accompanying notes are an integral part of these

condensed consolidated financial statements.

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

 Condensed Consolidated Statements of Changes in Equity

for the nine month period ended September 30, 2002

and the year ended December 31, 2001

(in thousands of PLN)

	Share Capital	Additional paid-in capital	Hedge reserve	Accumulated profit/ (deficit)	Total

Balance as at January 1, 2001	471,000	409,754	-	(193,807)*	686,947

Effect of adopting IAS 39	-	-	-	(21,468)	(21,468)

Fair value gains on cash flow hedge, less tax effect	-	-	35,127	-	35,127

Net profit for the period	-	-	-	199,922	199,922
	---------------	---------------	----------------	------------------	----------------
Balance as at September 30, 2001 (unaudited)	471,000	409,754	35,127	(15,353)	900,528

Fair value losses on cash flow hedge, less tax effect	-	-	(132,082)	-	(132,082)

Net profit for the period	-	-	-	227,299	227,299
	---------------	---------------	---------------	---------------	---------------
Balance as at December 31, 2001	471,000	409,754	(96,955)	211,946	995,745
	==========	=========	=========	==========	=========

Balance as at January 1, 2002	471,000	409,754	(96,955)	211,946	995,745

Fair value gains on cash flow hedge, less tax effect	-	-	46,193	-	46,193

Net profit for the period	-	-	-	142,173	142,173
	---------------	---------------	----------------	------------------	----------------
Balance as at September 30, 2002 (unaudited)	471,000	409,754	(50,762)	354,119	1,184,111
	=========	=========	=========	==========	===========

* The amount of PLN 193,807 representing accumulated deficit as at January 1, 2001 includes PLN 11,736 (decrease of accumulated deficit) of the revenue recognition retrospective adjustment made in 2000 (see Note 3c).

The accompanying notes are an integral part of these

condensed consolidated financial statements.

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

for the nine and three month periods ended September 30, 2002 and September 30, 2001

(in thousands of PLN)

1.

Incorporation and Principal Activities

Polska Telefonia Cyfrowa Sp. z o.o. (the “Company”) is located in Warsaw, Al. Jerozolimskie 181 and was incorporated by the Notarial Deed dated December 20, 1995 and entered on the National Court Register kept by District Court in Warsaw, XIX Economic Department of National Court Register, Entry No. KRS 0000029159.

The principal activities of the Company are providing cellular telephone communication services in accordance with the GSM 900 and GSM 1800 licenses granted by the Minister of Communications and the sale of cellular telephones and accessories compatible with its cellular services. The services according to the Universal Mobile Telecommunication System (“UMTS”) standard should be implemented in 2004 (see Note 2).

The principal activities of the Company are generally not seasonal or cyclical.

The Company generates and expends cash through its operating activities mostly in Polish zloty (“PLN”). Therefore Management has designated the PLN as the reporting (functional) currency of the Company.

Authorization of the condensed consolidated financial statements

These condensed consolidated financial statements, which include the condensed financial statements of Polska Telefonia Cyfrowa Sp. z o.o. and its wholly owned subsidiaries, PTC International Finance B.V. and PTC International Finance (Holding) B.V. (consolidated) were authorized for issue by Management Board of  Polska Telefonia Cyfrowa Sp. z o.o. on
November 8, 2002.

2.

Significant events in the nine month period ended September 30, 2002

On March 4, 2002 the Company signed an overdraft agreement with Deutsche Bank Polska to support current operating activities. The facility drawn under this agreement is payable till October 30, 2002. As at September 30, 2002 the overdraft outstanding under the above agreement amounted to PLN 16,965 thousand and the whole amount of the overdraft agreement amounts to EUR 5,000 thousand.

On April 24, 2002 the Company received a decision from the President of Office for Telecommunication and Post Regulation (“OTPR”) confirming the postponement of the UMTS launch deadlines by 12 months. According to this decision the Company is obliged to start rendering the UMTS services not later than on January 1, 2005 and not earlier than on January 1, 2004.

Following the amendments to the Bank Credit Facilities (signed in May 2002 and allowing the Company to use the facilities for redemption of part of the Notes) on June 18, 2002 the General Shareholders’ Assembly accepted a plan to redeem part of the Notes. In August 2002 the Company called part of its 10 ¾% Notes and repurchased part of its EUR 11 ¼% Notes and part of 10 7/8% Notes (see also Note 9).

3.

Extract from the Company’s Accounting Policies

The Company maintains its books of account in accordance with accounting principles and practices employed by enterprises in Poland as required by the Polish Accounting Standards (“PAS”). The accompanying condensed consolidated financial statements reflect certain adjustments not reflected in the Company’s statutory books to present these statements in accordance with standards issued by the International Accounting Standards Board.

The differences between International Financial Reporting Standards (“IFRS”) and generally accepted accounting principles in the United States (“US GAAP”) and their effect on net results for the nine months periods ended September 30, 2002 and 2001 have been presented in Note 14 to these condensed consolidated financial statements.

The IFRS rules that were mandatory as at September 30, 2002 were applied to these condensed consolidated financial statements.

These condensed consolidated financial statements are prepared in accordance with IAS 34, Interim Financial Reporting. The accounting policies and methods of computation used in the preparation of the condensed consolidated financial statements are consistent with those used in the annual consolidated financial statements for the year ended December 31, 2001.

Preparation of consolidated financial statements requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. In the opinion of the Management all adjustments (consisting only of normal recurring adjustments) necessary for fair presentation have been included. These condensed consolidated financial statements should be read in a conjunction with the 2001 consolidated financial statements and the related notes.

a.

Tangible Fixed Assets

Effective January 2002 the Company changed prospectively the expected useful lives for part of network fixed assets and non-network other fixed assets (i.e. modems, UPS equipment and other).

Changes in depreciation rates were as follows:

from

to

-

network fixed assets

4 – 12.5%

10 – 25%

-

non-network other fixed assets

10 – 20%

12.5 – 33%

If the new rates were applied for the nine month period ended September 30, 2001, the depreciation expense for that period would increase by PLN 60,971.

1.

Extract from the Company’s Accounting Policies (cont.)

b.

Changes in the presentation

In order to improve presentation of the balance sheet and cash flow items the Company made certain reclassifications as described below.

Balance sheet items

Prepayments and Deferred costs

Starting from January 1, 2002 the Company distinguished short- and long-term prepayments. The balance of “Debtors and prepayments” was decreased and the balance of “Deferred costs” was increased by PLN 4,600 as at December 31, 2001, respectively.

Accruals and Interest-bearing liabilities

Starting from January 1, 2002 the Company transferred accrued interests from accruals to interest-bearing liabilities, all within current liabilities. The balance of short-term “Interest-bearing liabilities” was increased and the balance of “Accruals” was decreased by PLN 108,157 as at December 31, 2001, respectively.

Accruals, Deferred income and other liabilities

Starting from January 1, 2002 the Company transferred social fund from accruals to other liabilities, all within current liabilities. The balance of “Accruals” was decreased and the balance of “Deferred income and other liabilities” was increased by PLN 2,920 as at December 31, 2001, respectively.

Accounts payable, Deferred income and other liabilities

Starting from January 1, 2002 the Company transferred deposits from subscribers from accounts payable to other liabilities, all within current liabilities. The balance of “Accounts payable” was decreased and the balance of “Deferred income and other liabilities” was increased by PLN 3,815 as at December 31, 2001, respectively.

Cash flow items

Realization of financial instruments

Starting from January 1, 2002 the Company separated cash inflows and outflows from realization of financial instruments. Accordingly the outflow from balance of “Realization of financial instruments” was increased and the balance of “Increase in trade payables and accruals” was increased by PLN 99,590 for the period ended September 30, 2001, respectively.

c.

Revenue recognition policy

In the first quarter of 2001, the Company adopted a new accounting policy regarding multi-element sale transactions and applied it retrospectively. The change in the revenue recognition policy was initiated by Staff Accounting Bulletin No. 101 “Revenue Recognition in Financial Statements” (“SAB 101”) that was issued by the Securities and Exchange Commission staff. SAB 101 reflects basic principles of revenue recognition in existing generally accepted accounting principles in the United States. Based on the above bulletin and further interpretations, the Company set criteria for recognition of multiple-element transactions and their presentation in the IFRS consolidated financial statements.

1.

Extract from the Company’s Accounting Policies (cont.)

a.

Revenue recognition policy (cont.)

The multiple-element transactions with post-paid clients are classified as separable or non-separable contracts whereas the pre-paid services are treated as separable transactions. The initial revenue from a multiple-element arrangement that is non-separable (handset price and activation fee) is deferred over the average expected life of the customer. The direct cost of a product sold in this contract is also deferred in line with revenue but the initial excess of cost over the revenue is immediately expensed. The revenue from separable multiple-element transactions and costs related to these transactions are recognized in the statement of operations as incurred.

d.

Financial instruments

According to IAS 39 the Company recognizes all financial assets and liabilities including derivatives in its balance sheet. The fair value changes resulting from the remeasurement of derivatives to fair value are included in the statement of operations except for derivatives designated as hedging instruments under hedge accounting rules.

The Company applied hedge accounting only for its cross-currency interest rate swaps (“CC swaps”) which are designated to hedge foreign currency risk on the future coupon payments on the Company’s Notes (see Notes 9 and 12). Changes in the fair value of CC swaps that are highly effective are deferred in the equity till hedged interest payable affects the statement of operations.

4.

Events after the balance sheet date

On November 30, 2001, the President of OTPR issued a decision, which lowered mobile to fixed interconnection rates by approximately 67 percent. Telekomunikacja Polska (“TPSA”) (Polish biggest fixed line operator) appealed this decision to the Antimonopoly Court. On November 6, 2002 the Antimonopoly Court upheld TPSA’s appeal stating that the justification for the new level of rates set by OTPR was insufficiently detailed. The Company intends to appeal to the Supreme Court for cancellation of Antimonopoly Court’s decision.

Before November 6, 2002, basing on OTPR decision, the Company has been calculating interconnection expenses, which for the period from the issuance of the decision till the September 30, 2002 were PLN 52,707 lower than they would have been using the rates prevailing before the decision  was issued. At the moment the result of a possible appeal to the Supreme Court or any new decisions taken by the OTPR is unknown. The Company’s Management created provision for the full amount of PLN 52,707 as at September 30, 2002. The provision is presented under accruals in short-term liabilities caption.

TPSA appealed to the Antimonopoly Court the decision of President of OTPR from May 28, 2001. The decision set higher rates paid to the Company from international calls going through TPSA’s network and terminating in the Company’s network.

The Antimonopoly Court rejected TPSA’s claim on October 23, 2002 and upheld the OTPR decision. The Company’s Management believes that the possibility of TPSA overturning this OTPR decision is remote.

5.

Net sales

	Nine month period ended September 30, 2002 (unaudited)	Three month period ended September 30, 2002 (unaudited)	Nine month period ended September 30, 2001 (unaudited)	Three month period ended September 30, 2001 (unaudited)

Service revenues and fees	3,501,475	1,271,295	3,030,649	1,095,062
Sales of telephones and accessories	135,616	44,549	162,776	57,135
	-------------------	-------------------	-------------------	-------------------
	3,637,091	1,315,844	3,193,425	1,152,197
	===========	===========	===========	===========

6.

Costs and expenses

	Nine month period ended September 30, 2002 (unaudited)	Three month period ended September 30, 2002 (unaudited)	Nine month period ended September 30, 2001 (unaudited)	Three month period ended September 30, 2001 (unaudited)

Cost of sales:
Cost of services sold	1,541,216	601,965	1,225,616	456,295
Cost of sales of telephones and accessories	735,126	265,926	691,679	222,028
	------------------	------------------	------------------	-----------------
	2,276,342	867,891	1,917,295	678,323

Operating expenses:
Selling and distribution costs	402,755	119,891	442,272	132,982
Administration and other operating costs	177,776	62,020	140,896	53,725
	-----------------	-----------------	-----------------	-----------------
	580,531	181,911	583,168	186,707
	-------------------	-----------------	-------------------	-----------------
	2,856,873	1,049,802	2,500,463	865,030
	===========	==========	===========	=========

- # -

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

for the nine and three month periods ended September 30, 2002 and September 30, 2001

(in thousands of PLN)

7.

Tangible fixed assets, net

	As at September 30, 2002 (unaudited)	As at December 31, 2001

Land and buildings	225,260	186,473
Plant and equipment	2,548,514	2,821,953
Motor vehicles	16,078	18,800
Other fixed assets	522,806	548,470
Construction in progress	199,680	208,114
	--------------------	-------------------
	3,512,338	3,783,810
	===========	===========

During the nine month period ended September 30, 2002 the Company capitalized PLN 7,889 of foreign exchange losses, PLN 7,561 of interest expense and PLN 303 of hedging expense and for the nine month period ended September 30, 2001 the Company capitalized PLN 2,678 of foreign exchange gains and PLN 11,415 of interest expense.

The table of movements in tangible fixed assets:

	Land and Buildings	Plant and equipment	Motor vehicles	Other fixed assets	Construction in progress	Total

Cost
As at December 31, 2001	200,097	3,995,617	35,221	631,026	208,114	5,070,075
Additions	-	-	-	4,867	271,624	276,491
Transfers	45,806	198,151	3,936	24,641	(272,170)	364
Disposals	-	(72,969)	(3,055)	(2,310)	(7,888)	(86,222)
	---------------	-----------------	---------------	----------------	----------------	-----------------
As at September 30, 2002	245,903	4,120,799	36,102	658,224	199,680	5,260,708
	---------------	-----------------	---------------	---------------	---------------	-----------------
Depreciation
As at December 31, 2001	13,624	1,173,664	16,421	82,556	-	1,286,265
Charge	4,472	454,524	6,356	57,201	-	522,553
Transfer	2,547	(253)	-	(2,237)	-	57
Disposals	-	(55,650)	(2,753)	(2,102)	-	(60,505)
	--------------	----------------	---------------	---------------	---------------	-----------------
As at September 30, 2002	20,643	1,572,285	20,024	135,418	-	1,748,370
	---------------	-----------------	---------------	---------------	---------------	------------------
Net book value as at December 31, 2001	186,473	2,821,953	18,800	548,470	208,114	3,783,810
	=========	==========	=========	=========	========	==========

Net book value as at September 30, 2002 (unaudited)	225,260	2,548,514	16,078	522,806	199,680	3,512,338
	=========	==========	=========	=========	========	==========

During the nine month period ended September 30, 2002 the Company recognized PLN 16,000 of additional depreciation related to losses expected to be identified by the count of network tangible assets.

7.

Tangible fixed assets, net (cont.)

Tangible fixed assets held under capital leases (included in the previous schedule):

	As at September 30, 2002 (unaudited)			As at December 31, 2001

	Land	Buildings	Other	Land	Buildings	Other

Cost	6,293	238,544	990	6,293	193,177	990
Accumulated depreciation	-	(20,447)	(314)	-	(13,625)	(240)
	-----------	-------------	------------	------------	-------------	------------
Net	6,293	218,097	676	6,293	179,552	750
	=======	========	=======	=======	========	=======

Starting from January 1, 2002 the Company transferred the improvements made in leased buildings from Other fixed assets to Land and Buildings. As at September 30, 2002 gross value and accumulated depreciation of the reclassified improvements amounted to PLN 40,767 and PLN 3,263, respectively.

a.

Capital commitments

	As at September 30, 2002 (unaudited)	As at December 31, 2001

Authorized and contracted	215,992	393,841
Authorized and not contracted	458,651	709,780
	-------------------	-------------------
	674,643	1,103,621
	===========	===========

8.

Intangible fixed assets, net

	As at September 30, 2002 (unaudited)	As at December 31, 2001

GSM and UMTS licenses	2,342,275	2,143,111
Computer and network software	247,344	240,402
Trademark	122	132
Transaction costs	30,427	29,165
	---------------------	--------------------
	2,620,168	2,412,810
	============	============

During the nine month period ended September 30, 2002 the Company capitalized PLN 134,698 of foreign exchange losses, PLN 118,991 of interest expense and PLN 3,320 of hedging expense on intangible fixed assets. For the nine month period ended September 30, 2001 the Company capitalized PLN 7,340 of foreign exchange loss and PLN 103,483 of interest expense on intangible fixed assets.

The Company has no intangible assets generated internally.

- # -

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

for the nine and three month periods ended September 30, 2002 and September 30, 2001

(in thousands of PLN)

8.

Intangible fixed assets, net (cont.)

The table of movements in intangible fixed assets:

	GSM & UMTS Licenses	Computer and network software	Trade Mark	Transaction costs	Total

Cost
As at December 31, 2001	2,448,862	468,941	206	35,137	2,953,146
Additions	-	116,082	-	7,887	123,969
Transfers	-	(364)	-	-	(364)
Disposals	-	(551)	-	-	(551)
Capitalization of borrowing costs	257,009	-	-	-	257,009
	-----------------	----------------	--------------	-----------------	-----------------
As at September 30, 2002	2,705,871	584,108	206	43,024	3,333,209
	-----------------	---------------	--------------	----------------	-----------------
Amortization
As at December 31, 2001	305,751	228,539	74	5,972	540,336
Charge	57,845	109,323	10	4,855	172,033
Transfers	-	(57)	-	-	(57)
Disposals	-	(1,041)	-	-	(1,041)
Other	-	-	-	1,770	1,770
	----------------	----------------	--------------	----------------	----------------
As at September 30, 2002	363,596	336,764	84	12,597	713,041
	----------------	----------------	--------------	----------------	----------------
Net book value as at December 31, 2001	2,143,111	240,402	132	29,165	2,412,810
	==========	=========	========	=========	=========

Net book value as at September 30, 2002 (unaudited)	2,342,275	247,344	122	30,427	2,620,168
	==========	=========	========	=========	=========

- # -

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

for the nine and three month periods ended September 30, 2002 and September 30, 2001

(in thousands of PLN)

9.

Interest-bearing liabilities

	As at September 30, 2002 (unaudited)	As at December 31, 2001 (reclassified)

Short-term portion

GSM license liability	-	55,747
Interest accrued on Notes	99,208	47,428
Overdraft facilities	30,182	-
Finance lease payable	20,266	21,802
Interest accrued on Bank Credit Facilities	19,104	60,729
Index swaps	-	4,723
	------------------	------------------
	168,760	190,429
	==========	==========

Long-term portion

Notes	3,039,509	3,258,680
Bank Credit Facilities	1,160,216	1,288,594
UMTS license liability	431,804	342,692
Finance lease payable	178,392	174,112
Index swaps	40,615	19,855
	--------------------	--------------------
	4,850,536	5,083,933
	===========	============

a.

Notes

On August 20, 2002 the Company called 50.15% of 10 ¾% Notes, a principal amount of USD 126,988 thousand of its aggregated USD 253,203 thousand. The redemption price was 105.375% plus accrued interest. The holders of redeemed bonds were chosen by random selection.

In August 2002 the Company repurchased on the market the principal amount of EUR 12,500 thousand of the 10 7/8% Notes (6.25% of the total principal amount) and the principal amount of EUR 17,250 thousand of the 11 ¼% Notes (5.75% of the total principal amount). The Company has also applied to the Luxembourg Stock Exchange to delist the principal amount of the repurchased Notes. The delisting will apply only to the principal amount of Notes repurchased. The amounts of EUR 187,500 thousand of the 10⅞% Notes and EUR 282,750 thousand of the 11¼% Notes remain outstanding and continue to be listed on the Luxembourg Stock Exchange.

The outstanding balances as at September 30, 2002 of the Notes represent the Company’s liabilities (measured at amortized cost) due to holders of the following Notes:

10¾% Notes - face value of USD 126,215,000 (“10¾ Notes”) maturing on July 1, 2007

11¼% Notes - face value of USD 150,000,000 (“11¼ Notes”) maturing on December 1, 2009

11¼% Notes - face value of EUR 282,750,000 (“11¼ Notes”) maturing on December 1, 2009

10⅞% Notes - face value of EUR 187,500,000 (“10⅞ Notes”) maturing on May 1, 2008.

The total financial cost related to the above transactions amounted to PLN 32,725. At the same time the Company wrote down the related part of the fair value of the Note options in the amount of PLN 8,102.

9.

Interest-bearing liabilities (cont.)

b.

Overdraft facilities

The balance of PLN 30,182 consists of the overdrafts in current accounts according to the agreements signed in the previous years and an agreement signed in the first quarter of 2002 (see Note 2).

1.

Contingent liabilities

The Company was informed about a claim placed in the court by a disconnected customer. The contingent liabilities resulted from the above claim is estimated at about PLN 9,000. Management believes that claim will be settled in favour of the Company and as such has not recorded any amount related to this claim as at September 30, 2002.

11.

Related party transactions

As at and for the nine month period ended September 30, 2002 (unaudited)	As at December 31, 2001 and for the nine month period ended September 30, 2001 (unaudited)

Elektrim S.A.

Inter-company receivables	41	93
Inter-company payables	23	23
Inter-company sales	310	624
Inter-company purchases	182	211

Elektrim Telekomunikacja Sp. z o.o.

Inter-company receivables	-	-
Inter-company payables	2,039	-
Inter-company sales	102	24
Inter-company purchases	2,039	-

T-Mobile Deutschland GmbH

Inter-company receivables	1,475	521
Inter-company payables	7,859	2,897
Inter-company sales	18,063	13,171
Inter-company purchases	16,127	15,647

11.

Related party transactions (cont.)

MediaOne International B.V.

Inter-company purchases	-	278

Vivendi Telecom International

There were no material transactions with Vivendi Telecom International.

The above transactions consist primarily of roaming services rendered and received as well as consulting expenses.

Management believes that related party transactions were conducted primarily on market terms.

12.

Derivative financial instruments

Type of derivative	Forward contracts	Note options	CC swaps	Index swaps, net	Rental derivatives	Total

Balance as at December 31, 2001 asset/(liability)	(88,473)	82,860	(130,208)	(24,578)	29,947	(130,452)
Cash paid/(received) on realization	15,373	-	9,499	(3,686)	(5,148)	16,038
Changes in the fair value together with realization reported in the statement of operations	73,069	27,988	(15,346)	(8,211)	6,951	84,451
Changes in the fair value reported in shareholders’ equity (hedge reserve)	-	-	58,570	-	-	58,570
	--------------	--------------	----------------	--------------	-------------	-------------
Balance as at September 30, 2002 asset/(liability)	(31)	110,848	(77,485)	(36,475)	31,750	28,607
(unaudited)	========	========	=========	========	=======	========

Forward contracts

The forward contracts represent mainly transactions that the Company undertook in 2001 in order to hedge foreign currency risk related to short-term operating and financing activities. None of the forward contracts matures later than December 31, 2002. The forward contracts are presented in the balance sheet under “Deferred income and other liabilities” in current liabilities and under “Short-term investments and other financial assets” in current assets.

Note options

Note options represent call options bifurcated from the Company’s Notes according to
IAS 39. The note options are presented in the balance sheet under “Financial assets” in long-term assets.

CC swaps

The balance of CC swaps represents the valuation of cross-currency interest rate swaps which the Company entered to hedge foreign currency risk related to interests payable on the Company’s Notes. The CC swaps will mature up to 2007. The Company adopted hedge accounting principles for recognition of these transactions. The CC swaps are presented in the balance sheet under “Deferred income and other liabilities”, long-term “Non-interest-bearing liabilities” and under long-term and short-term “Financial assets”, accordingly to their nature.

12.

Derivative financial instruments (cont.)

Index swaps

Index swaps are derivatives separated from finance lease liabilities maturing in 2013. They represent part of finance lease liabilities related to annual changes of rental payments amended by foreign inflation indices. The index swaps are presented in the balance sheet under long-term “Interest-bearing liabilities” and short-term “Financial assets”.

Rental derivatives

Rental derivatives represent derivatives separated from trade contracts having payments dependent on other than functional currency of the Company and the counterparty. The average periods of these agreements are between 5-10 years. The rental derivatives are presented in the balance sheet under long-term and short-term “Financial assets”.

13.

Estimation of the fair values

The following table presents the carrying amounts and fair values of the Company’s financial instruments outstanding as at September 30, 2002 and December 31, 2001, in millions of PLN. The carrying amounts in the table are included in the balance sheet under the indicated captions.

	As at September 30, 2002 (unaudited)		As at December 31, 2001
	million PLN		million PLN
	Carrying amount	Fair value	Carrying amount	Fair value

Financial Assets
Cash and cash equivalents	16	16	37	37
Short-term investments and other financial assets	18	18	98	99
Debtors and accrued revenue	646	646	507	507
Financial assets (long-term)	140	140	106	106

Financial Liabilities
Current liabilities	577	577	680	680
Long-term liabilities	4,747	4,841	5,055	5,073

Debtors and current liabilities

The carrying amounts are a reasonable estimate of the fair values because of the short maturity of such instruments.

Cash and cash equivalents, short-term investments and financial assets (long-term)

The carrying amounts of cash and cash equivalents approximate fair values. The fair value of short-term and long-term investments is estimated based on quoted market values.

Long-term liabilities

The fair value of fixed rate long-term debt is estimated using the expected future payments discounted at market interest rates, except for the publicly traded liabilities, which are quoted at market values. The carrying amount of market-based floating rate long-term loans approximates their fair value.

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POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

for the nine and three month periods ended September 30, 2002 and September 30, 2001

(in thousands of PLN)

14.

Differences between IFRS and U.S. GAAP

The Company’s condensed consolidated financial statements are prepared in accordance with IFRS, which differ in certain aspects from generally accepted accounting principles in the United States (“U.S. GAAP”).

The effects of the principal differences between IFRS and U.S. GAAP in relation to the Company’s condensed consolidated financial statements are presented below, with explanations of certain adjustments that affect total comprehensive net income.

Reconciliation of consolidated net income/(loss):

	Nine month period ended September 30, 2002 (unaudited)	Three month period ended September 30, 2002 (unaudited)	Nine month period ended September 30, 2001 (unaudited)	Three month period ended September 30, 2001 (unaudited)

Net income/(loss) under IFRS	142,173	76,717	199,922	(152,168)

U.S. GAAP adjustments:
(a) Removal of foreign exchange differences capitalized for IFRS	(142,587)	(28,362)	(4,662)	(166,806)
(b) Depreciation and amortization of foreign exchange differences	7,105	2,475	6,951	2,319
(c) Revenue recognition (SAB 101)	82	18	1,556	1,322
(d) SFAS 133 versus IAS 39 adjustments	(43,949)	(26,658)	49,313	41,577
(f) Deferred tax on above	30,146	6,239	5,606	26,195
	-------------------	-------------------	-----------------	-------------------
Net income/(loss) under U.S. GAAP before cumulative effect on accounting changes	(7,030)	30,429	258,686	(247,561)

Accounting changes adjustments:

(d) SFAS 133 versus IAS 39 adjustments	-	-	(35,158)	-
(e) Transaction costs	-	-	7,220	-
(f) Deferred tax on above	-	-	6,470	-
	-----------------	-----------------	------------------	-------------------
Net income/(loss) under U.S. GAAP	(7,030)	30,429	237,218	(247,561)
	==========	==========	==========	===========

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POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

for the nine and three month periods ended September 30, 2002 and September 30, 2001

(in thousands of PLN)

14.

Differences between IFRS and U.S. GAAP (cont.)

Reconciliation of comprehensive income/(loss):

	Nine month period ended September 30, 2002 (unaudited)	Three month period ended September 30, 2002 (unaudited)	Nine month period ended September 30, 2001 (unaudited)	Three month period ended September 30, 2001 (unaudited)

Net income/(loss) under U.S. GAAP	(7,030)	30,429	237,218	(247,561)

Other comprehensive income (Hedge Reserve)	42,570	9,013	35,127	63,107
	------------------	------------------	------------------	------------------
Total comprehensive income/(loss) under U.S. GAAP	35,540	39,442	272,345	(184,454)
	==========	==========	==========	==========

Reconciliation of consolidated shareholders’ equity:

	As at September 30, 2002 (unaudited)	As at December 31, 2001

Consolidated shareholders’ equity under IFRS	1,184,111	995,745

U.S. GAAP adjustments:
(a) Removal of foreign exchange differences capitalized for IFRS	(134,576)	8,011
(b) Depreciation and amortization on above	39,338	32,233
(c) Revenue recognition (SAB 101)	(356)	(438)
(d) SFAS 133 versus IAS 39 adjustments	(72,021)	(56,869)
(f) Deferred tax on above	22,224	(1,299)
(h) Hedge reserve	(3,623)	-
	--------------------	------------------
Consolidated shareholders’ equity under U.S. GAAP before cumulative effect on accounting changes	1,035,097	977,383

Accounting changes adjustments:

(d) SFAS 133 versus IAS 39 adjustments	-	28,797
(f) Deferred tax on above	-	(6,623)
	-------------------	------------------
Consolidated shareholders’ equity under U.S. GAAP	1,035,097	999,557
	===========	==========

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POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

for the nine and three month periods ended September 30, 2002 and September 30, 2001

(in thousands of PLN)

14.

Differences between IFRS and U.S. GAAP (cont.)

a.

Removal of foreign exchange differences capitalized for IFRS

In accordance with IAS 23 “Borrowing Costs”, the Company capitalizes financing costs, including interest and foreign exchange gains or losses, into assets under construction (tangible fixed assets and the UMTS license). The financing costs are capitalized only during the period of construction or acquisition of the qualifying assets.

Under Statement of Financial Accounting Standards 52 “Foreign Currency Translation”, however, foreign exchange differences relating to financing obligations should be included in the statement of operations. Consequently, the amounts of foreign exchange differences capitalized in accordance with IAS 23 in the Company’s condensed consolidated financial statements are expensed under U.S. GAAP.

b.

Depreciation and amortization

The U.S. GAAP adjustments for depreciation and amortization shown above represent the amounts of depreciation and amortization charges relating to capitalized foreign exchanges differences in the Company’s IFRS condensed consolidated financial statements. Since under U.S. GAAP these foreign exchange differences are expensed when incurred, the depreciation and amortization of these capitalized differences under IFRS have been reversed.

c.

Revenue recognition (SAB 101)

Under U.S. GAAP, the application of SAB 101 results in the different treatment of the separable multiple-element transactions. Revenues and costs related to those transactions are recognized in the statement of operations as incurred, except for up-front non-refundable fees (activation fees) and direct costs related to these fees. These activation fees and related costs are deferred over the average expected life of the customer. Under IFRS up-front non- refundable fees and related costs are recognized immediately.

d.

SFAS 133 versus IAS 39 adjustments

Statement No. 133 “Accounting for Derivative Instruments and Hedging Activities” (with its later changes – Statements No. 137 “Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133” and No. 138 “Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133”), as amended, establishes accounting and reporting standards for the financial instruments.

The Company adopted Statement 133 on January 1, 2001 and applied it to all hybrid instruments.

Long–term Notes issued by the Company have embedded derivatives (CALL options). These options should be separated from host contract and accounted for as a derivative under
IAS 39, while they should not be separated under SFAS 133. Therefore, the fair value of the bifurcated options is not recognized for U.S. GAAP purposes.

14.

Differences between IFRS and U.S. GAAP (cont.)

e.

Transaction costs

IAS 39 requires transaction costs to be included in the initial measurement of financial assets and liabilities. Under U.S. GAAP these costs should be presented as deferred costs in the amount of PLN 83,645 as at December 31, 2001 and PLN 75,783 as at September 30, 2002.

f.

Presentation of deferred taxation

Under IFRS the Company may, if certain criteria are met, net deferred tax liabilities and assets and present a net balance in the balance sheet. Under U.S. GAAP current and non-current portions, by tax jurisdiction, of the above should be disclosed separately although within the current and non-current portions netting of deferred tax liabilities and assets is appropriate. As at September 30, 2002 the Company has recorded PLN 278,636 of net current deferred tax assets and PLN 373,238 of net long-term deferred tax liabilities. As at December 31, 2001 the net current deferred tax asset amounted to PLN 210,978 and net long-term deferred tax liability amounted to PLN 271,021.

g.

Extraordinary item

In the first quarter of 2001 the Company refinanced the existing Loan Facility by the new Bank Credit Facilities. The intangible asset related to the Loan facility arrangement amounting to PLN 10,122 was written-off, net of a tax benefit of PLN 2,834. According to U.S. GAAP the Company should recognize this costs as an extraordinary item. Under IFRS it is presented under amortization expense.

h.

Other comprehensive income in hedging

The hedge reserve under U.S. GAAP constitutes a part of other comprehensive income, a component of shareholders’ equity. Amounts in accumulated other comprehensive income are reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings. If the hedged transaction results in the acquisition of an asset or the incurrence of a liability, the gains and losses from accumulated other comprehensive income are reclassified into earnings in the same period or periods during which the asset acquired or liability incurred affects earnings (eg. in the period when the depreciation or cost of sales are recognized).

i.

SFAS 95

According to IAS 7-Cash Flow Statement cash flow from operating activities begins with net income before taxation, whereas Statement of Financial Accounting Standards No. 95, Statement of Cash Flows requires cash flow from operating activities to begin with net income after tax.

14.

Differences between IFRS and U.S. GAAP (cont.)

k.

New accounting standards

The implementation of the Statements No. 141, Business Combinations, No. 142, Goodwill and Other Intangible Assets and No. 144, Accounting for the Impairment of Long Lived Assets from January 1, 2002 has not caused material changes to the Company’s condensed consolidated financial statements.

In July 2001, the FASB issued SFAS 143 “Accounting for Asset Retirement Obligations”. The objective of this statement is to provide accounting guidance for legal obligations associated with the retirement of long-lived assets. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred and accreted to its present value each period. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and subsequently depreciated over the asset’s useful life. The statement is effective for financial statements issued for fiscal years beginning after
June 15, 2002. The Company is currently determining the impact of the adoption of SFAS 143 on its results of operations, financial position and cash flows.

The Company plans to implement the Statements No. 143, Accounting for Asset Retirement Obligations from January 1, 2003.

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